Filed by ESB Financial Corporation
                              (Commission File No. 0-19345)

                              Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

                              Subject Company: PHSB Financial Corporation
                              (Commission File No. 0-33419)

                              Date:  August 12, 2004



                          PRESS RELEASE
                          _____________


FOR IMMEDIATE RELEASE                   CONTACT:
_____________________                   _______
August 12, 2004                         Charlotte A. Zuschlag
                                        President and Chief
                                         Executive Officer
                                        ESB Financial Corporation
                                        (724) 758-5584

                                        James  P. Wetzel, Jr.
                                        President and Chief
                                         Executive Officer
                                        PHSB Financial Corporation
                                        (724) 846-7300

    ESB FINANCIAL CORPORATION AND PHSB FINANCIAL CORPORATION
    ________________________________________________________
                     ANNOUNCE PLANS TO MERGE
                     _______________________

Ellwood City and Beaver Falls, Pennsylvania. ESB Financial Corporation (Nasdaq: ESBF), the holding company for ESB Bank, and PHSB Financial Corporation (Nasdaq: PHSB), the holding company for Peoples Home Savings Bank, announced today that they have signed a definitive merger agreement for ESB to acquire PHSB.

Under the terms of the agreement, upon consummation of the merger of PHSB into ESB, each outstanding share of PHSB common stock will be converted into the right to receive either $27.00 in cash or ESB common stock, at the election of the holder, subject to an overall requirement that 50% of the total outstanding PHSB common stock be exchanged for stock.

At June 30, 2004, PHSB had $323.0 million in assets. Peoples Home Savings Bank operates through its administrative office in Beaver Falls and ten full service offices in Beaver and Lawrence counties in Pennsylvania. ESB Bank, headquartered in Ellwood City, operates through 17 full service branches located in the contiguous counties of Allegheny, Lawrence, Beaver and Butler in Pennsylvania.

Charlotte A. Zuschlag, President and Chief Executive Officer of ESB Financial Corporation, stated "we believe that Peoples Home Savings Bank is an excellent banking franchise which provides a very attractive means for us to expand our operations in Lawrence and Beaver counties. With the acquisition of Peoples Home, we will be the third largest bank based upon total deposits in both Lawrence and Beaver counties." Ms. Zuschlag added that "we are extremely pleased that Jim Wetzel has agreed to join our board of directors. Jim's involvement in the company will help us to continue to build our presence in the market areas served by Peoples Home Savings Bank."

James P. Wetzel, Jr., President and Chief Executive Officer of
PHSB Financial Corporation, stated that he is "very pleased to be joining with ESB and looks forward to the benefits this affiliation will offer our stockholders, employees and customers."

The total value of the acquisition, including the payout of stock options, is approximately $82.6 million and is conditioned upon the receipt of the necessary regulatory and shareholder approvals by both PHSB and ESB, and other customary conditions. The merger is anticipated to be consummated in the first quarter of 2005. Management of ESB expects the merger to be accretive to earnings in the first six months after closing. PHSB anticipates that it will continue paying its regular quarterly dividend for each full calendar quarter pending the closing of the transaction.

FinPro, Inc. served as the financial advisor to ESB and Sandler O'Neill & Partners, L.P. served as the financial advisor to PHSB. Elias, Matz, Tiernan & Herrick L.L.P. served as legal counsel to ESB in the transaction and Malizia Spidi & Fisch, PC served as legal counsel to PHSB.

ESB Financial Corporation, headquartered in Ellwood City, Pennsylvania, had $1.4 billion in assets at June 30, 2004. The common stock of ESB is traded on the Nasdaq Stock Market, National Market System under the symbol "ESBF." ESB makes available on its web site, which is located at www.esbbank.com, its annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K on the date such reports are electronically filed with the Securities and Exchange Commission.

PHSB Financial Corporation, headquartered in Beaver Falls, Pennsylvania, had $323.0 million in assets and $221.0 million in deposits at June 30, 2004. The common stock of PHSB is traded on the Nasdaq Stock Market, National Market System under the symbol "PHSB." PHSB makes available on its web site, which is located at www.peopleshomesavings.com, its annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K on the date such reports are electronically filed with the Securities and Exchange Commission.

Statements contained in this news release that are not historical facts are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from those currently anticipated due to a number of factors.

This document may be deemed to be solicitation material with respect to the proposed merger of ESB Financial Corporation and PHSB Financial Corporation. ESB and PHSB will be filing relevant documents concerning the merger with the Securities and Exchange Commission, including a registration statement on Form S-4 containing a joint proxy statement/prospectus.

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WE URGE INVESTORS TO READ THESE DOCUMENTS BECAUSE THEY CONTAIN
IMPORTANT INFORMATION. Investors will be able to obtain these documents free of charge at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by ESB will be available free of charge from the Secretary of ESB Financial Corporation (Frank D. Martz) at 600 Lawrence Avenue, Ellwood City, Pennsylvania 16117, telephone (724) 758-5584 and documents filed with the SEC by PHSB will be available free of charge from the Secretary of PHSB Financial Corporation (John M. Rowse) at 744 Shenango Road,
Beaver Falls, Pennsylvania 15010, telephone (724) 846-7300. ESB and PHSB and their directors and executive officers may be deemed to be participants in the solicitation of proxies to approve the merger. Information about the directors and executive officers of ESB and their ownership of ESB common stock is set forth in the proxy statement filed by ESB with the SEC dated March 19, 2004. Information about the directors and executive officers of PHSB and their ownership of PHSB common stock is set forth in the proxy statement filed by PHSB with the SEC dated March 22, 2004. STOCKHOLDERS OF ESB AND PHSB SHOULD READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS TO BE FILED WITH THE SEC CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.



















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